Exhibit (a)(4)




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                                                          PRESS RELEASE
                                                          FOR IMMEDIATE RELEASE



Sutter Capital Management, LLC
150 Post Street, Suite 320
San Francisco, California 94108

December 14, 2001

Offer for units of limited partnership interest ("Units") of RESOURCES ACCRUED MORTGAGE INVESTORS LP SERIES 86

SUTTER CAPITAL MANAGEMENT, LLC and its affiliates (collectively the "Purchasers") have extended the expiration date for their tender offer to purchase Units of the Partnership through December 31, 2001. As of the date hereof the Purchasers have received and accepted a total of 73,701 Units.

The Purchasers are offering to purchase all outstanding Units for $7.50 per Unit in cash.

             Among other conditions to the Offer, the acceptance and payment for tendered Units was to be conditioned on the valid tender of at least 165,001 Units, equal to just in excess of 50% of the outstanding Units. The Purchasers have amended this condition to the Offer by reducing the "Minimum Offer" to 148,500 Units, or approximately 45% of the outstanding Units. According to the Partnership, "the Partnership's Agreement of Limited Partnership prohibits the transfer of 50% or more of the Units in any 12 month period." The Purchasers will accept for payment all Units validly tendered. To the extent that any Units tendered cannot be transferred by the Partnership under the foregoing restrictions, the Purchasers will nevertheless promptly pay tendering holders the full purchase price for these Units upon expiration of the Offer. The Purchasers would then hold beneficial ownership of these Units and submit change of address forms for all distributions and communications relating to the Units, all as provided in the Letter of Transmittal provided for the tender of Units. The Purchasers will then submit these Units for transfer when the Partnership is permitted to transfer the Units under the terms of the restriction.

              For further information, contact Robert E. Dixon at the above address.